

OFFERING MEMORANDUM

facilitated by



Contento

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Contento
State of Organization	NY
Date of Formation	01/03/2019
Entity Type	Limited Liability Company
Street Address	88 E 111th St, New York NY, 10029
Website Address	https://www.contentonyc.com/

(B) Directors and Officers of the Company

Key Person		Lorenz Skeeter
Position with the Company		
	Title	Partner
	First Year	2019
Other business experience (last three years)		*Lorenz is a Partner at Contento.* Lorenz has been a key player in the courier and logistics industry for over 20 years. While working as a bike messenger, he saw an opportunity for a last-mile shipping solution that could accomplish two things: be on time and focus on the details. Lorenz started his first courier service and in just over five years, the business grew to 700+ accounts and more than 500 daily deliveries. Seizing an opportunity once

again, he sold the company in 1994 for nearly $1 million. Lorenz then acquired a fledging courier service with a minimum investment. At the time of acquisition, service volumes had declined from 400 daily deliveries to less than 100. Leveraging his previous experience, Lorenz knew that a top to bottom change in personnel was needed. Communication and outreach to existing customers about the new ownership and staff changes provided much-needed assurance and things began to turn around. Within three years the company grew to 1,000+ accounts and over 600 daily deliveries — the business sold in 2006 for more than 12 times the initial investment.

By 2009, the growth of e-commerce had made last-mile delivery the most critical step in the customer journey. So Lorenz went on to start another courier service — this time from the ground up. Keeping the future in focus and driven by technology, Lorenz created a proprietary app-based order system integrating open API and EDI management tools; Map-based auto dispatch; GPS and real- time tracking; auto ETA status updates and more. The company now has 2,000+ accounts and over 1,000 daily deliveries in 7 major cities, 2 office locations, and 3 warehouses across the tri-state area. Clients include Ralph Lauren Corporation, FedEx Office, Fendi, Bulgari, Discovery Channel, Animal Planet, NYC Department of Health and the NYC Board of Education. So, what's next for Lorenz? Fulfilling a dream he had as a young man to return to the hospitality industry where he started, working with Daniel Boulud at Le Regence and Le Cirque. He is incredibly grateful and excited to be a part of the Contento team!

Key Person	Yannick Benjamin
Position with the Company Title First Year	Founder & Partner 2019
Other business experience (last three years)	Yannick is a partner and the visionary behind Contento. Yannick Benjamin is currently the Head Sommelier at the University Club and an Advanced Sommelier with the Court of Master Sommeliers. He is a proud New Yorker born into a family of French restaurateurs who knew that hospitality was his calling from a young age. Yannick worked at Le Cirque, Oceana, Jean-Georges, and Atlas before becoming a sommelier at Felidia and Atelier at the Ritz-Carlton. He has had the good fortune of working with industry professionals such as: Sirio Maccioni, Lidia Bastianich and Gabriel Kreuther. In 2003, a car accident left Benjamin paralyzed below the waist and he quickly adapted, outfitting his wheelchair with a table that allows him to work the floor as a sommelier. Working currently at the University Club, Yannick manages an inventory of $500,000 selling wine on the floor to private club members. He has focused much of his attention towards targeted wine dinners, engaging members of the club and introducing them to a wide spectrum of wines. Prior to working at the University Club, Yannick worked at LeDu's Wines where he managed a boutique portfolio of clients and grew the store's wine selections throughout his 10 year tenure. Throughout his career, Yannick has catered to some of America's top wine collectors. Yannick has been recognized among Wine Enthusiast's Top 40 under 40 and was named Person of the Year by New Mobility Magazine in 2017. He was recently the resident sommelier on the hit radio show "On The Town with Michael Riedel" on AM 970 The Answer and has made multiple appearances on ABC, NBC, FOX and CBS.

In 2015, Yannick starred in "Uncorked," a documentary series about sommeliers on Esquire TV. Jancis Robinson of the Financial Times calls Benjamin "the new star of New York's gastronomic firmament" and The Wine Spectator talks about Benjamin revealing a "kinder, gentler side of the profession. His proudest accomplishment has been raising over $1.2 million through his charity Wheeling Forward to help the disability community.

Key Person	Oscar Lorenzzi

Position with the Company	
Title	Executive Chef & Partner
First Year	2019

Other business experience (last three years)	*Oscar is the Executive Chef and Partner at Contento.*
	Born in Peru's culinary capital, Lima, Oscar has spent two decades working his way through the ranks of New York City's restaurant scene. Oscar moved to New York City in 1999, where he began working with chef Frederick Keiffer at hot spot Man Ray, including completing six months of intensive training at the restaurant's Paris flagship. Oscar continued to work with Keiffer on several projects over the years, including at L'Escale and Gaia, Keiffer's fine-dining French restaurants in Greenwich, Connecticut. Oscar returned to New York City to work with Andy D'Amico (Sign of the Dove). Over the next decade, Oscar helped D'Amico's restaurant company, Chef Driven Group, develop the successful 5 Napkin Burger franchise, overseeing its expansion to three other states and several locations throughout the city. After the 5 Napkin Burger empire was firmly established, Oscar took over as Chef de Cuisine of two of the most longstanding and successful restaurants in the group, Marseille and Nice Matin. After a decade with Chef

Driven Group, Oscar embarked on a new adventure, accepting the position of Executive Chef of Graydon Carter's renowned Waverly Inn. Oscar ran the kitchen for almost two years, driving down food and labor costs seven points while keeping Waverly's star-studded guest list full and happy. Oscar returned to Chef Driven Group in 2018, overseeing the kitchen at Nice Matin while helping develop plans for his dream project, Contento. During this time, Oscar also hosted multiple dinners at the James Beard House and worked at countless events and pop-ups around the country and abroad to hone his craft and fuel his culinary creativity, including the opening of Virgilio Martinez's Mil in Peru, an industry dinner at the Basque culinary conference in San Sebastian, and a celebrated charity event for the organization PopEarth held at the Southampton mansion featured in the show "Billions." Oscar is muy Contento to embark on this new project with an incredible group of partners, and to bring his experience, perspective, and enthusiasm to bear on a restaurant that reflects his deep connection to his beloved city.

Key Person	Mara Rudzinski
Position with the Company Title First Year	Partner 2019
Other business experience (last three years)	Mara is a Partner at Contento and responsible for logistics and day to day operations. Mara is a wine and hospitality professional with over 10 years of experience in New York City. She was introduced to wine while taking her first of many courses when living abroad in Florence. Her career has brought her around the world; participating in harvest in France and Italy. She makes it

a point every year to travel to a new wine region and maintains strong relationships with top winemakers. Mara began her career with famed wine retailer Sherry Lehmann, where she was exposed to some of the finest and rarest wines available and maintained top sales in the company – producing $2.8 million in sales in 2010. She then became the General Manager at Le Dû's Wines; named best wine retail store by Zagat during her tenure. Working alongside Jean-Luc Le Dû in purchasing and overseeing the day to day operations of a $3-million store, she was continually problem-solving and managing all logistics for the business. She has had the opportunity to be under the tutelage of other industry giants such as Daniel Johnnes of La Paulée, and Paul Greico of Terroir Wine Bar. Mara was most recently the Head Sommelier of Lafayette, part of the NoHo Hospitality Group. There she managed the beverage program for a $13 million restaurant and is responsible for an overall increase in profitability & sales year over year as well as stabilizing overall beverage cost to 20% consistently for the last 3 years. Finally, Mara is also the acting Director of Events for the non profit Wheeling Forward which is approaching its 10th year as the top charity wine fundraiser in New York City raising over$1.2 million. Thrilled to be invigorated by this exciting project - Mara is looking forward to bringing her genuine passion for hospitality, wine and people to the Contento team.

Key Person	George Gallego
Position with the Company Title First Year	 Partner 2019
Other business experience (last three years)	George is a Partner at Contento. George has a strong business background with a Master's degree in Organizational Leadership and a Professional Certification in Food and Beverage Management from Cornell University. He is the founder of several successful New York businesses and foundations. His roots are in East Harlem, and he regularly holds public and organizational leadership roles that indicate his active engagement in the community. His knowledge, experiences, and business acumen have led to the fulfillment of a life-long dream: the creation of a restaurant "from the ground up." Contento on East 111th Street off Park Avenue is the culmination of that vision.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Lorenz Skeeter	17.5%
Yannick Benjamin	17.5%
Oscar Lorenzzi	17.5%
Mara Rudzinski	17.5%
George Gallego	17.5%

(D) The Company's Business and Business Plan

The Opportunity

By investing in Content, you will be supporting a team of passionate hospitality professionals with a mission to elevate Harlem dining. We are creating a restaurant that delivers world-class food and beverage at affordable prices in a comfortable, fun, and energetic atmosphere. Our planned design is very approachable for every day casual dining, special occasion, and corporate private events. We have created a flexible menu that caters to a wide group of people; high to mid-level wage earners in all age groups while offering food and beverage at the highest level of consistency, precision, and extraordinary quality.

Location

Contento will be located at 88 East 111th Street off Park Avenue, uniquely positioned directly across the street from the Sendero Verde, a 751,000-square-foot mixed-use development project. When complete, this entire city block will include 900 upscale apartments, a YMCA, Icahn School of Medicine at Mt. Sinai, Harlem RBI/DREAM Charter School, the Union Settlement and a vibrant mix of public and private open space.

An additional 900+ luxury rental apartments are scattered throughout the neighborhood creating a perfect setting fit for foodies and fun times.

Why East Harlem?

The rapidly developing East Harlem neighborhood is primed for re-inventing its dining experience.

- A mix of cultural, historical, and artistic fusion attracts newcomers from all walks and origins.
- New arrivals who want to live in Manhattan and residents being priced out of Brooklyn and Long Island City, East Harlem is a welcoming home for young professionals and entrepreneurs.
- Conveniently located with easy access to mass transit, it's more affordable than adjacent Manhattan neighborhoods – attracting a new surge of residents.
- Twenty-one development sites are currently under construction attracting Whole Foods, coffee shops, gastro pubs and restaurants.
- Local businesses make $2.10 billion each year in retail sales.
- Craft breweries, burgers, bistros and bars have added to the cuisine as well as the nightlife.
- The untapped potential for a greater variety of cuisine is high.

Offerings

- Small plates
- Pizza
- Pasta/vegetarian entrees
- Tasting menu
- Classic cocktails
- Beer
- Wine

In addition to providing a delicious menu, we will also be partnering with the disability community to provide programs to build hospitality skills through job training and nutritional programs that educate and promote healthy living.

Launch Communications Strategy

Contento has retained the award-winning food, wine and spirits communications agency Teuwen Communications to handle public relations. A high level breakdown of this strategy includes:

- Identify one key outlet to set up a priority announcement. Keep details secret until the announcement of the launch. For this, we recommend the New York Times which has a regional, national and international reach.
- Pitch coverage in all major newspapers and food, wine lifestyle, business publications online and in-print 3 months prior to opening.
- Contact press to set up priority announcement.
- Prepare fact sheet with initial details, offer hard hat visit 2 months prior to opening.
- Prepare press materials, identify all potential angles and execute pitch.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	September 9th, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Renovation	$40,000	$52,580
Inventory & Equipment	$7,000	$23,000
Working capital	$0	$15,000
Marketing	$0	$10,000
Mainvest Compensation	$3,000	$6,420
TOTAL	$50,000	$107,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.4 - 3.0%[2]
Payment Deadline	2026-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the Company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.43%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.4% and a maximum rate of 3.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.4%
$64,250	1.8%
$78,500	2.2%
$92,750	2.6%
$107,000	3.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability company interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Lorenz Skeeter	17.5%
Yannick Benjamin	17.5%
Oscar Lorenzzi	17.5%
Mara Rudzinski	17.5%
George Gallego	17.5%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central

Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Vendlease	$28,064	41.2%	11/13/2022	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Contento was established in January 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of May 29,2020, Contento has debt of $28,064. This debt is sourced primarily from Vendlease and will be senior to any investment raised on Mainvest. In addition to the Contento's outstanding debt and the debt raised on Mainvest, Contento may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

Contento NYC LLC
5 Year Operating Projections

	Year 1		Year 2		Year 3		Year 4		Year 5	
Sales:										
Food	$ 626,284	56.2%	$ 651,961	56.1%	$ 698,903	56.1%	$ 767,395	56.1%	$ 802,695	56.1%
Beverage	487,760	43.8%	509,221	43.9%	546,904	43.9%	601,594	43.9%	628,666	43.9%
TOTAL SALES	1,114,044	100.0%	1,161,183	100.0%	1,245,807	100.0%	1,368,989	100.0%	1,431,361	100.0%
Cost of Sales:										
Food	181,622	29.0%	189,069	29.0%	202,682	29.0%	222,545	29.0%	232,782	29.0%
Beverage	114,916	23.6%	120,176	23.6%	129,069	23.6%	141,976	23.6%	148,365	23.6%
TOTAL COST OF SALES	296,539	26.6%	309,245	26.6%	331,751	26.6%	364,521	26.6%	381,147	26.6%
Gross Profit	817,505	73.4%	851,938	73.4%	914,055	73.4%	1,004,469	73.4%	1,050,214	73.4%
Payroll:										
Salaries & Wages	410,480	36.8%	418,690	36.1%	427,063	34.3%	435,605	31.8%	444,317	31.0%
Employee Benefits	73,804	6.6%	75,280	6.5%	76,786	6.2%	78,322	5.7%	79,888	5.6%
TOTAL PAYROLL	484,284	59.2%	493,970	58.0%	503,849	55.1%	513,926	51.2%	524,205	49.9%
PRIME COST	780,823	70.1%	803,215	69.2%	835,601	67.1%	878,447	64.2%	905,352	63.3%
Other Controllable Expenses:										
Direct Operating Expenses	62,258	5.6%	63,192	5.4%	64,139	5.1%	65,102	4.8%	66,078	4.6%
Music & Entertainment	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Marketing	13,800	1.2%	14,007	1.2%	14,217	1.1%	14,430	1.1%	14,647	1.0%
Utilities	18,000	1.6%	18,270	1.6%	18,544	1.5%	18,822	1.4%	19,105	1.3%
General & Administrative Expenses	62,557	5.6%	63,808	5.5%	65,084	5.2%	66,386	4.8%	67,714	4.7%
Repairs & Maintenance	11,400	1.0%	11,628	1.0%	11,861	1.0%	12,098	0.9%	12,340	0.9%
TOTAL OTHER CONTROLLABLE EXP.	168,015	15.1%	170,905	14.7%	173,846	14.0%	176,838	12.9%	179,883	12.6%
CONTROLLABLE PROFIT	165,206	14.8%	187,063	16.1%	236,360	19.0%	313,704	22.9%	346,127	24.2%
Occupancy Costs & Depreciation										
Occupancy Costs	64,800	5.8%	66,744	5.7%	68,746	5.5%	70,809	5.2%	72,933	5.1%
Depreciation & Amortization	51,964	4.7%	51,964	4.5%	51,964	4.2%	51,964	3.8%	51,964	3.6%
Other (Income) Expenses										
Other (Income)	(4,800)	(0.4%)	(4,896)	(0.4%)	(5,190)	(0.4%)	(5,501)	(0.4%)	(5,831)	(0.4%)
Interest Expense	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Other Expense	2,400	0.2%	2,448	0.2%	2,497	0.2%	2,547	0.2%	2,598	0.2%
NET INCOME BEFORE INCOME TAXES	$ 50,842	4.6%	$ 70,803	6.1%	$ 118,343	9.5%	$ 193,886	14.2%	$ 224,463	15.7%
ADD BACK:										
Depreciation & Amortization	51,964	4.7%	51,964	4.5%	51,964	4.2%	51,964	3.8%	51,964	3.6%
DEDUCT:										
Loan Principal Payments	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
CASH FLOW BEFORE INCOME TAXES	$ 102,806	9.2%	$ 122,767	10.6%	$ 170,307	13.7%	$ 245,850	18.0%	$ 276,427	19.3%

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

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The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V